

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 19, 2021

Joseph C. Passalaqua
Chief Executive Officer
Nine Alliance Science & Technology Group
7325 Oswego Road
Liverpool, NY 13090

   Re: Nine Alliance Science & Technology Group
    Form 10-12G
    Filed June 16, 2021
    File No. 000-56293

Dear Mr. Passalaqua:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Sincerely,

         Division of Corporation Finance
         Office of Manufacturing

cc: Stephen Mills